Press Release

HARVEST OPERATIONS ANNOUNCES 2014 YEAR END RESULTS
AND RESERVES INFORMATION AND FILES 2014 YEAR END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA – MARCH 31, 2015: Harvest Operations Corp. (“Harvest” or “the Company”) announces its financial and operating results for the fourth quarter and full year ended December 31, 2014 in conjunction with its 2014 year end reserves information.

2014 HIGHLIGHTS:

  During the second quarter of 2014, Harvest entered into two joint ventures with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership (“DBP”) and HKMS Partnership (“HKMS”). The DBP was formed to explore, develop and produce from the Deep Basin area and HKMS was formed to construct and operate a gas processing facility, used primarily to process gas produced by DBP. Construction of the HKMS gas processing facility was completed in early 2015.
  In regards to our BlackGold oils sands project, construction has been completed on well pads and connecting pipelines and the central processing facility was mechanically completed in early 2015. Minor pre-commissioning activities will continue at a measured pace throughout 2015 and first steam will occur once the heavy oil price environment improves.
  On November 13, 2014, Harvest closed the sale of its 100% ownership interest in North Atlantic Refining Ltd. and thereby divested itself of its downstream refinery operations;
  Upstream capital additions of $135.2 million and $408.5 million during the fourth quarter and year ended December 31, 2014 mainly related to the drilling, completion and tie-in of wells. Twenty-nine gross wells (24.3 net) were rig-released during the fourth quarter. 100.0 gross wells (82.2 net) were rig-released year to date;
  Capital additions for Phase 1 of the BlackGold oil sands project (BlackGold) totaled $98.9 million and $283.5 million for the fourth quarter and 2014, respectively;
  Asset portfolio optimization continued with Harvest divesting of certain non-core heavy oil assets in both Alberta and Saskatchewan for net proceeds of approximately $197 million. A portion consideration received was used to acquire minor interests to augment other Harvest core areas in Alberta;
  2014 total proved plus probable (P+P) reserves base was 427.3 MMboe and 444.6 MMboe including Harvest’s share of the DBP; and
  Subsequent to the 2014 year end, Harvest reached an agreement in principle with its lenders to amend the terms of its existing credit facility and replace it with an up to $1.0 billion syndicated revolving credit facility maturing April 30, 2017. As at March 31, 2015, Harvest has received lending commitments from its syndicated lenders in the amount of $940 million. The amended credit facility will be guaranteed by Harvest’s parent Korea National Oil Corporation ("KNOC"). Under the amended facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the existing credit facility will be deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. The closing of the amended credit facility is expected to occur on or before April 16, 2015.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 5	March 31, 2015

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended December 31		Year Ended December 31
	2014	2013	2014	2013
CONTINUING OPERATIONS
Upstream
Daily sales volumes (boe/d) (1)	42,539	49,154	45,825	52,473
Average realized price
Oil and NGLs ($/bbl)(2)	62.75	70.68	79.00	75.49
Gas ($/mcf)(2)	3.21	3.86	4.82	3.46
Operating netback prior to hedging ($/boe)(3)	21.35	26.10	32.48	29.31
Operating income (loss) (4)	(283.3)	2.3	(188.8)	(16.6)
Cash contribution from operations(3)	82.8	119.5	485.4	518.2
Capital asset additions (excluding acquisitions)	135.2	108.5	408.5	322.3
Property and business (dispositions) acquisitions, net	(30.1)	(27.5)	(301.1)	(155.6)
Net wells drilled	24.3	22.2	82.2	84.1
Net undeveloped land additions (acres)	76,436	18,595	105,818	50,651
Net undeveloped land dispositions (acres)	(13,354)	(11,337)	(20,906)	(54,650)

BLACKGOLD OIL SANDS
Capital asset additions	98.9	128.1	283.5	444.5

DISCONTINUED OPERATIONS
Downstream
Average daily throughput (bbl/d)	76,455	92,339	86,520	98,081
Average refining margin (US$/bbl)(3)	2.76	2.50	4.43	1.07
Operating loss(4)	(6.6)	(506.4)	(226.1)	(691.1)
Cash deficiency from operations(3)	(14.6)	(32.3)	(36.2)	(152.4)

NET LOSS(5)	(337.5)	(517.8)	(440.2)	(781.9)

(1)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in the MD&A.
(4)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in the MD&A.
(5)	Net loss includes the consolidated operating results of Continuing and Discontinued operations.

RESERVES SUMMARY
Harvest’s reserves for the year ended December 31, 2014 were evaluated in accordance with National Instrument 51-101 (NI 51-101) by the independent reserve evaluators GLJ Petroleum Consultants Ltd. (GLJ). The complete reserves disclosure required under NI 51-101 has been filed on SEDAR (www.sedar.com) on March 31, 2015.

The following table is a summary, as at December 31, 2014, of Harvest’s petroleum and natural gas reserves as evaluated by GLJ. These estimates are subject to positive and negative revisions as additional reservoir and production information becomes available. These reserves attributed to Harvest are based on judgments regarding future events therefore actual results will vary and the variations may be material. Reserves information may not add due to rounding.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 5	March 31, 2015

Summary of Oil & Gas Reserves

Forecast Prices and Costs - As of December 31, 2014

	Light and										Total Oil
	Medium Oil		Heavy Oil		Bitumen		Natural Gas		Natural Gas Liquids		Equivalent
Consolidated Entities	(MMbbls)		(MMbbls)		(MMbbls)		(Bcf)		(MMbbls)		(MMboe)
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed Producing	23.1	20.6	24.8	22.6	—	—	174.7	159.0	7.8	5.7	84.9	75.4
Developed Non-Producing	2.2	2.0	0.7	0.6	—	—	10.6	9.3	0.4	0.3	5.1	4.4
Undeveloped	1.8	1.5	6.1	5.0	96.0	82.6	68.4	61.4	3.0	2.5	118.3	101.8
Total Proved	27.1	24.1	31.7	28.2	96.0	82.6	253.8	229.7	11.2	8.4	208.3	181.6
Probable	12.5	10.9	16.3	14.0	163.2	125.0	118.2	104.8	7.2	5.2	219.0	172.6
Total Proved + Probable	39.6	35.0	48.0	42.2	259.3	207.6	372.0	334.5	18.5	13.6	427.3	354.2

Equity Investment
Reserves Category
Proved
Developed Producing	—	—	—	—	—	—	13.4	11.7	0.8	0.5	3.0	2.5
Developed Non-Producing	—	—	—	—	—	—	7.0	6.5	0.6	0.5	1.7	1.6
Undeveloped	—	—	—	—	—	—	13.5	13.0	1.6	1.3	3.9	3.5
Total Proved	—	—	—	—	—	—	33.8	31.2	3.0	2.3	8.6	7.5
Probable	—	—	—	—	—	—	32.8	30.6	3.2	2.4	8.7	7.5
Total Proved + Probable	—	—	—	—	—	—	66.6	61.8	6.2	4.7	17.3	15.0
Total(1)
Reserves Category
Proved
Developed Producing	23.1	20.6	24.8	22.6	—	—	188.1	170.7	8.6	6.2	87.9	77.9
Developed Non-Producing	2.2	2.0	0.7	0.6	—	—	17.6	15.8	1.0	0.8	6.8	6.0
Undeveloped	1.8	1.5	6.1	5.0	96.0	82.6	81.9	74.4	4.6	3.8	122.2	105.3
Total Proved	27.1	24.1	31.7	28.2	96.0	82.6	287.5	260.9	14.2	10.7	216.9	189.1
Probable	12.5	10.9	16.3	14.0	163.2	125.0	151.0	135.4	10.4	7.6	227.7	180.0
Total Proved + Probable	39.6	35.0	48.0	42.2	259.3	207.6	438.6	396.3	24.7	18.3	444.6	369.2

Note: totals may not match the sum of the figures above due to rounding.

(1)

Total Consolidated Entities plus Total Equity Investment. GLJ evaluated 100% of DBP’s natural gas and NGLs reserves as at December 31, 2014. All information with respect to DBP reflects Harvest’s 77.8% equity interest in DBP, except for per unit information.

As of December 31, 2014, Harvest’s total P+P reserves base was 427.3 MMboe, a 8% decrease from 2013 primarily as a result of non-core asset sales and lower production replacement due to a lower level of capital spending.

ORGANIZATIONAL CHANGES

To align with the lower level of planned operating activity for 2015, the Company has reduced its staffing levels, however, expects current staff levels to persist to maintain operations and execute on future strategic plans.

“Cost control and management has been an ongoing focus for Harvest. The dramatic drop in commodity prices has impacted our entire industry, and Harvest is not immune. It was a difficult decision to undertake staff reductions and we unfortunately had to reduce our total workforce number by 105 positions, which includes permanent, temporary and contractors, at both our head office in Calgary and in the field,” said Mr. John Wearing, Chief Operating Officer.

CONFERENCE CALL

Harvest will be holding a conference call to discuss our 2014 year end results on Wednesday, April 1, 2015 at 9:00 a.m. Mountain Daylight Time (11:00 a.m. Eastern Daylight Time).

To access the conference call dial 1-866-225-0198 (international callers) or 1-416-340-2219 (Toronto local) a few minutes prior to start and request the Harvest conference call. The call will be available for replay by dialing 1-800-408-3053 (international callers) or dial 1-905-694-9451 (Toronto local) and entering the passcode 3360441. The replay will be available up to and including April 15, 2015.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 5	March 31, 2015

ANNUAL FILINGS

The Company has filed its Annual Information Form (AIF) and its Statement of Reserves Data and Other Oil and Gas Information Form 51-101F1 for the year ended December 31, 2014.

Additionally, the Company has also filed the Report of Independent Qualified Reserves Evaluator Form 51-101F2 and the Report of Management and Directors Form 51-101F3 all under the Canadian Securities Administrators National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

This press release serves as notification that the audited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2014 are available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov/edgar.shtml and on the Company’s website at www.harvestenergy.ca.

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 5	March 31, 2015

FOR FURTHER INFORMATION PLEASE CONTACT:

Harvest Operations Corp.

INVESTOR & MEDIA CONTACTS:
John Wearing, Chief Operating Officer
Harvest Operations Corp.

Or

Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca

Harvest Operations Corp.
1500, 700 – 2nd Street S.W.
Calgary, AB Canada T2P 2W1
Website: www.harvestenergy.ca